Filing Companies:    Oregon Steel Mills, Inc.
New CF&I, Inc.
CF&I Steel, L.P.

Subject Company:    Oregon Steel Mills, Inc.

This communication is filed pursuant to
Rule 425 under the Securities Act of 1933 and
Rule 13e-4(c)(4) under the Securities Act of 1934.

Form S-4 Registration Statement
Commission File No.:    333-98249

Oregon Steel Mills, Inc. Extends $305 Million Exchange Offer
of First Mortgage Notes

        Portland, Oregon (January 6, 2003)—Oregon Steel Mills, Inc. (NYSE: OS) today announced that it has extended the expiration date for its exchange offer of its 10% first mortgage notes due 2009 from January 6, 2003 until 5 p.m., New York time, on January 9, 2003. The notes bear interest at 10% and mature on July 15, 2009.

        As of January 6, 2003, $304,900,000 in aggregate principal amount of the notes had been tendered and not withdrawn.

        The prospectus relating to this exchange offer contains important information and investors are urged to read it. The prospectus is available at no charge over the Internet at http://www.sec.gov. It is also available at no charge upon request from Oregon Steel Mills, Inc., 1000 SW Broadway, Suite 2200, Portland, Oregon 97205, Attention: Vice President, Corporate Affairs (telephone number (503) 240-5787).

        Oregon Steel Mills, Inc. is organized into two divisions. The Oregon Steel Division produces steel plate, coil and welded pipe from plants located in Portland, Oregon, Napa, California and Camrose, Alberta, Canada. The Rocky Mountain Steel Mills Division, located in Pueblo, Colorado, produces steel rail, rod, bar, and tubular products.